# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OMEGA THERAPEUTICS, INC., CIK 0001850838
CUSIP: 68217N105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 140 First Street, Suite 501, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 12/29/2024
Amends the filing with accession number 0001193125-21-238030
Filed by CIK 0001627639
Persons authorized to receive notices and communications: Noubar B. Afeyan, Ph.D., 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts (MA), 02142, Flagship Pioneering

## Reporting persons
- Flagship V VentureLabs Rx Fund, L.P. (CIK 0001724939): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,088,470; sole dispositive power 0; shared dispositive power 1,088,470; aggregate amount beneficially owned 1,088,470 (2% of the class)
- Flagship Ventures Fund V, L.P. (CIK 0001627639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,896,386; sole dispositive power 0; shared dispositive power 5,896,386; aggregate amount beneficially owned 5,896,386 (10.6% of the class)
- Flagship Ventures Fund V General Partner LLC (CIK 0001724575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,984,856; sole dispositive power 0; shared dispositive power 6,984,856; aggregate amount beneficially owned 6,984,856 (12.6% of the class)
- Flagship Pioneering Fund VI, L.P. (CIK 0001716926): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,617,413; sole dispositive power 0; shared dispositive power 8,617,413; aggregate amount beneficially owned 8,617,413 (15.6% of the class)
- Flagship Pioneering Fund VI General Partner LLC (CIK 0001724957): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,617,413; sole dispositive power 0; shared dispositive power 8,617,413; aggregate amount beneficially owned 8,617,413 (1.8% of the class)
- Nutritional Health LTP Fund, L.P. (CIK 0001780956): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 970,588; sole dispositive power 0; shared dispositive power 970,588; aggregate amount beneficially owned 970,588 (1.8% of the class)
- Nutritional Health LTP Fund General Partner LLC (CIK 0001780951): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 970,588; sole dispositive power 0; shared dispositive power 970,588; aggregate amount beneficially owned 970,588 (1.8% of the class)
- Flagship Pioneering Special Opportunities Fund II, L.P. (CIK 0001760283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,508,693; sole dispositive power 0; shared dispositive power 7,508,693; aggregate amount beneficially owned 7,508,693 (13.6% of the class)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC (CIK 0001826217): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,508,693; sole dispositive power 0; shared dispositive power 7,508,693; aggregate amount beneficially owned 7,508,693 (13.6% of the class)
- FPN, L.P. (CIK 0001860062): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,617,646; sole dispositive power 0; shared dispositive power 1,617,646; aggregate amount beneficially owned 1,617,646 (2.9% of the class)
- FPN General Partner LLC (CIK 0001860059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,617,646; sole dispositive power 0; shared dispositive power 1,617,646; aggregate amount beneficially owned 1,617,646 (2.9% of the class)
- Flagship VentureLabs V, LLC (CIK 0001724959): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,197,059; sole dispositive power 0; shared dispositive power 2,197,059; aggregate amount beneficially owned 2,197,059 (4% of the class)
- Flagship VentureLabs V Manager LLC (CIK 0001768987): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,197,059; sole dispositive power 0; shared dispositive power 2,197,059; aggregate amount beneficially owned 2,197,059 (4% of the class)
- Flagship Pioneering Fund VII, L.P. (CIK 0001805916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,329,324; sole dispositive power 0; shared dispositive power 1,329,324; aggregate amount beneficially owned 1,329,324 (2.4% of the class)
- Flagship Pioneering Fund VII General Partner LLC (CIK 0001805917): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,329,324; sole dispositive power 0; shared dispositive power 1,329,324; aggregate amount beneficially owned 1,329,324 (2.4% of the class)
- Flagship Pioneering, Inc. (CIK 0001400240): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,240,723; sole dispositive power 0; shared dispositive power 22,240,723; aggregate amount beneficially owned 22,240,723 (40.2% of the class)
- Noubar Afeyan (CIK 0001222012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,225,579; sole dispositive power 0; shared dispositive power 29,225,579; aggregate amount beneficially owned 29,225,579 (52.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: OMEGA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 140 First Street, Suite 501, Cambridge, Massachusetts (MA), 02141

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On December 29, 2024, Mirai Bio, Inc. ("Mirai"), an affiliate of Flagship Pioneering Fund VII, L.P. sent a proposal (the "Proposal") to a special committee of independent directors of the Company (the "Special Committee"), which described a proposed modification to the terms of that certain Research Collaboration Agreement filed as Exhibit 10.33 to Omega's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with SEC on March 28, 2024 (the "Collaboration"). The end result of such modification would be the acquisition by Mirai (or its designee) of Omega's rights and obligations under the Collaboration and a non-exclusive, sublicensable (through multiple tiers), worldwide, royalty-free, fully paid-up, perpetual and irrevocable license to the entirety of Omega's platform for discovering and developing epigenetic/epigenomic controllers (the "OEC Platform") in exchange for the assumption of $8,000,000 of Omega's indebtedness under that certain Loan and Security Agreement filed as Exhibit 10.11 to Amendment No. 1 to Omega's Registration Statement on Form S-1, filed with the SEC on July 26, 2021, as subsequently amended (the "Term Loan"), such amendment to the Term Loan subject to the lender's approval. The modifications to the Collaboration include Mirai (or its designee) entering into an amendment of the agreements related to the Collaboration, with any required consents, to provide for Mirai (or its designees) to assume all of the Company's existing rights and obligations under the Collaboration agreements, including all of the Company's obligations to perform research and development activities and the Company's rights to receive payments under the Collaboration. The Proposal is subject to the non-waivable approval by the Special Committee.

On December 30, 2024, Michelle C. Werner, CEO-Partner at Flagship Pioneering, resigned from Omega's Board of Directors, effective immediately.

The Proposal may result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including without limitation, an extraordinary corporate transaction involving the Company and other material changes to the Company's business or corporate structure. There can be no assurance that the foregoing, or anything related to the Proposal, will result in any definitive agreement, transaction or any other strategic alternative and or whether or when any of the foregoing may happen. Notwithstanding anything contained herein, the Reporting Persons and Mirai reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons and Mirai reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and Mirai do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and Mirai intend to engage in discussions with the Special Committee regarding the terms of the Proposal. The Reporting Persons and Mirai may change the terms of the Proposal, determine to accelerate or terminate discussions with the Special Committee with respect to the Proposal, withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and Mirai and their affiliates will, directly or indirectly, continue to take and take such additional steps as they may deem appropriate to further the Proposal or otherwise to support their investment in the Company, including, without limitation: (i) engaging in discussions with advisors and other relevant parties and (ii) entering into confidentiality arrangements and other agreements, arrangements and understandings in connection with the Proposal. Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Company's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 55,366,213 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Flagship V VentureLabs Rx Fund, L.P. ("Flagship Fund V Rx") directly holds 1,088,470 shares of Common Stock. Flagship Ventures Fund V, L.P. ("Flagship Fund V") directly holds 5,896,386 shares of Common Stock. Flagship Ventures Fund V General Partner LLC ("Flagship Fund V GP"), as the general partner of each of Flagship Fund V Rx and Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V Rx and Flagship Fund V.

Flagship Pioneering Fund VI, L.P. ("Flagship Fund VI") directly holds 8,617,413 shares of Common Stock. Flagship Pioneering Fund VI General Partner LLC ("Flagship Fund VI GP"), as general partner of Flagship Fund VI, may be deemed to beneficially own the shares directly held by Flagship Fund VI.

Nutritional Health LTP Fund, L.P. ("Nutritional LTP") directly holds 970,588 shares of Common Stock. Nutritional Health LTP Fund General Partner LLC ("Nutritional LTP GP"), as general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Pioneering Special Opportunities Fund II, L.P. ("Flagship Opportunities Fund II") directly holds 7,508,693 shares of Common Stock. Flagship Pioneering Special Opportunities Fund II General Partner LLC ("Flagship Opportunities Fund II GP"), as general partner of Flagship Opportunities Fund II, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund II.

FPN, L.P ("FPN Fund") directly holds 1,617,646 shares of Common Stock. FPN General Partner LLC ("FPN GP"), as general partner of FPN Fund, may be deemed to beneficially own the shares directly held by FPN Fund.

Flagship VentureLabs V, LLC ("VentureLabs V") directly holds 2,197,059 shares of Common Stock. Flagship VentureLabs V Manager LLC ("VentureLabs V Manager"), as manager of VentureLabs V, may be deemed to beneficially own the shares directly held by VentureLabs V.

Flagship Pioneering Fund VII, L.P. ("Flagship Fund VII" and together with Flagship Fund V Rx, Flagship Fund V, Flagship Fund VI, Nutritional LTP, Flagship Opportunities Fund II, FPN Fund and VentureLabs V, the "Flagship Funds") directly holds 1,329,324 shares of Common Stock. Flagship Pioneering Fund VII General Partner LLC ("Flagship Fund VII GP"), as general partner of Flagship Fund VII, may be deemed to beneficially own the shares directly held by Flagship Fund VII.

Flagship Pioneering, Inc. ("Flagship Pioneering"), as the manager of each of Flagship Fund VI GP, Nutritional LTP GP, Flagship Opportunities II GP, FPN GP, VentureLabs V Manager and Flagship Fund VII GP, may be deemed to beneficially own the shares held directly by Flagship Fund VI, Nutritional LTP, Flagship Opportunities Fund II, FPN Fund, VentureLabs V and Flagship Fund VII.

Dr. Afeyan, as the sole manager of Flagship Fund V GP and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

Mirai does not own any shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Issuer's Common Stock during the past sixty days.

## Signatures
- Flagship V VentureLabs Rx Fund, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (12/31/2024)
- Flagship Ventures Fund V, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (12/31/2024)
- Flagship Ventures Fund V General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager (12/31/2024)
- Flagship Pioneering Fund VI, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- Flagship Pioneering Fund VI General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- Nutritional Health LTP Fund, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- Nutritional Health LTP Fund General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- Flagship Pioneering Special Opportunities Fund II, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- FPN, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- FPN General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- Flagship VentureLabs V, LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- Flagship VentureLabs V Manager LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- Flagship Pioneering Fund VII, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (12/31/2024)
- Flagship Pioneering Fund VII General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (12/31/2024)
- Flagship Pioneering, Inc.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer (12/31/2024)
- Noubar Afeyan: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D. (12/31/2024)